UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Hunter Maritime Acquisition Corp.
(Name of Issuer)

Class A common shares, $0.0001 par value

Warrants to purchase Class A common shares
(Title of Class of Securities)

Y37828111 (Class A common shares)

Y37828129 (Warrants)
(CUSIP Number)

December 31, 2018
(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y37828111	SCHEDULE 13G/A	PAGE 2 OF 6

1.		NAMES OF REPORTING PERSONS Shoei Kisen Kaisha, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 Class A common shares
	6.	SHARED VOTING POWER 0 Class A common shares
	7.	SOLE DISPOSITIVE POWER 0 Class A common shares
	8.	SHARED DISPOSITIVE POWER 0 Class A common shares
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Class A common shares
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.		TYPE OF REPORTING PERSON CO

CUSIP No. Y37828129	SCHEDULE 13G/A	PAGE 3 OF 6

1.		NAMES OF REPORTING PERSONS Shoei Kisen Kaisha, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 552,073 Warrants
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 552,073 Warrants
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,073 Warrants
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (1)
12.		TYPE OF REPORTING PERSON CO

(1) The percentage used in this Schedule 13G/A is calculated based upon 10,942,962 Warrants outstanding as of October 5, 2018, as disclosed in the Merger Agreement, dated October 5, 2018, by and among NCF Wealth Holdings Limited, Zhenxin Zhang (as the Stockholders’ Representative), Hunter Maritime Acquisition Corp., and Hunter Maritime (BVI) Limited attached as Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on October 5, 2018.

CUSIP No. Y37828111	SCHEDULE 13G/A	PAGE 4 OF 6

CUSIP No. Y37828129

Item 1(a).	Name of Issuer:
Hunter Maritime Acquisition Corp.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
Trust Company Complex Suite 206, Ajeltake Road P.O. Box 3055, Majuro Marshall Islands MH96960
Item 2(a).	Name of Person(s) Filing:
Shoei Kisen Kaisha, Ltd.
Item 2(b).	Address of Principal Business Office, or, if None, Residence: Shoei Kisen Kaisha, Ltd.: 1-4-52, Koura-cho, Imabari-city, Ehime-pref., 799-2111, Japan
Item 2(c).	Citizenship:
Shoei Kisen Kaisha, Ltd. is incorporated under the laws of Japan.
Item 2(d).	Title of Class of Securities:
Class A common shares, $0.0001 par value, and Warrants to Purchase Class A common shares
Item 2(e).	CUSIP Number:
Y37828111 (Class A common shares) Y37828129 (Warrants)
Item 3.	Not Applicable
Item 4.	Ownership:
The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover pages for the Reporting Person and is incorporated herein by reference.

CUSIP No. Y37828111	SCHEDULE 13G/A	PAGE 5 OF 6

CUSIP No. Y37828129

Item 5.	Ownership of 5 Percent or Less of a Class.
Class A common shares:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.
Warrants:
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group.
Not Applicable
Item 9.	Notice of Dissolution of the Group.
Not Applicable
Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2019

Shoei Kisen Kaisha, Ltd.:

By:	/s/ Koji Watanabe
Name:	Koji Watanabe
Title:	Director